September 3, 2025

Ezra Beyman
Chief Executive Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, NJ 08701

       Re: Reliance Global Group, Inc.
           Registration Statement on Form S-1
           Filed August 27, 2025
           File No. 333-289900
Dear Ezra Beyman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Morris C. Zarif